Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Preliminary 3Q13 Results:

Revenues Up; Cost Cutting Continues

3Q Preliminary Results

•	Revenues of approximately $3.8 million, up 4 percent Q-o-Q.

•	Consolidated operating expenses of approximately $6.6 million, including a non-cash impairment of $3.1 million mainly related to a legacy game development project pursued by previous management. Excluding the non-cash impairment, consolidated operating expenses were approximately $3.4 million, up 6 percent Q-o-Q, due to increased research and development expenses, which more than offset a decrease in general and administrative expenses.

•	Net loss of approximately $3.1 million, including 1) the aforementioned non-cash impairment of $3.1 million and 2) non-operating income of $1.3 million. Excluding the non-cash impairment, net income was approximately $30 thousand.

•	Cash flow from operations was nearly neutral with a net outflow of approximately $78 thousand.

•	Cash and marketable securities-current of approximately $74.3 million, or approximately $1.46 per share, up from $73.0 million at the end of 2Q13; zero debt.

TAIPEI, Taiwan, October 24, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today preliminary third-quarter 2013 consolidated financial results.

“In the third quarter, we made good progress in strengthening and optimizing our existing PC games business while preparing for the launch of our new mobile and browser-based games business,” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

“During the next several months, we will continue work on our new social casino games platform, a key part of our growth strategy,” stated CEO Collin Hwang. “We will also continue reviewing several potential strategic transactions that would enable us to accelerate our growth and enhance our value.”

“Overall, we are confident that we are on track to deliver improved financial performance and enhanced shareholder value in 2014,” stated CEO Collin Hwang.

The financial results presented above are preliminary and subject to completion. GigaMedia’s expectations with respect to these unaudited results are based on management estimates and information available at this time. As a result, these preliminary estimates may be different from the actual results that will be reflected in GigaMedia’s consolidated financial statements for the third quarter of 2013 when they are released.

GigaMedia expects to announce its third-quarter 2013 financial results, together with a discussion of new business initiatives, in November.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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